[MCGUIREWOODS LLP LETTERHEAD]

May 2, 2005


William Friar
Senior Financial Analyst
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

Re:      MRU Holdings, Inc.
         Registration Statement on Form SB-2 Filed March 22, 2005
         File No. 333-123503


Dear Mr. Friar:

We are in receipt of you letter dated April 13, 2005, concerning MRU Holdings, Inc. (the "Company"). We are providing, on behalf of our client, a response to your comments related to the Company's registration statement on Form SB-2 filed with the Commission on March 22, 2005 (the "Registration Statement"). The numbered responses in this letter correspond to the numbered comments in your April 13, 2005 letter. For your convenience, we have repeated your comments in this letter.

Comment 1: Please advise the staff whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer, as defined by Rule 405. If they were, please tell us whether they acquired their securities as compensation for the professional services of the broker-dealer, or if the securities were acquired as investments.

Response 1:

To our knowledge and the knowledge of the Company and based on representations made by the selling stockholders in Investor Questionnaires provided to the Company and duly executed by the selling stockholders on or prior to the purchase by the selling stockholders of the Company's Series A Convertible Preferred Stock (the "Preferred Stock") offered and sold in connection with the Company's private placement of the Preferred Stock (the "Private Placement Transaction"), the only selling stockholders who are registered broker-dealers are Brean Murray & Co., Inc. and Sanders Morris Harris, Inc. who acted as co-placement agents in the Private Placement Transaction. The securities held by Brean Murray & Co., Inc. and Sanders Morris Harris, Inc. which are included in the Registration Statement were acquired as compensation for their professional services to the Company as co-placement agents in the Private Placement Transaction.

May 2, 2005
Page 2


To our knowledge, and the knowledge of the Company, the following selling stockholders are affiliates of a broker-dealer: Dean S. Oakey, Don A. Sanders and Humbert Powell, each an officer of Sanders Morris Harris, Inc. Based on representations made by such selling stockholders in Investor Questionnaires provided to the Company and duly executed by the selling stockholders on or prior to the purchase by the selling stockholders of the Preferred Stock in connection with the Private Placement Transaction, each of these selling stockholders purchased the securities held by such selling stockholder and included in the Registration Statement solely for the account of the selling stockholder, and not for the account of any other person or with a view to any resale or distribution thereof.

Comment 2: For any registered broker-dealer who acquired the securities to be resold otherwise than as compensation securities for services, revise your disclosure to identify that registered broker-dealer as an underwriter of the securities to be resold.

Response 2: As indicated in Response 1, none of the selling stockholders who are registered broker-dealers acquired the securities to be resold otherwise than as compensation securities for services, for the account of any other person or with a view to any resale or distribution thereof. Therefore, disclosure as indicated in your Comment 2 is not applicable.

Comment 3: If any of the selling shareholders are affiliates of broker-dealers (but not broker-dealers), then include disclosure indicating whether those broker-dealer affiliates; purchased the securities to be resold in the ordinary course of business and at the time of the purchase, the seller had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

Response 3: As indicated in Response 1, the selling stockholders who are affiliates of broker-dealers acquired the securities to be resold solely for the account of the selling stockholder, and not for the account of any other person or with a view to any resale or distribution thereof. Therefore, disclosure as indicated in your Comment 3 is not applicable.

In the event you have any questions or comments concerning the above response please contact the undersigned at (212) 548-2138.

Sincerely,

/s/ Louis W. Zehil